Ad-hoc Release pursuant to Art. 17 MAR

Biofrontera AG withdraws subscription offers for mandatory convertible bonds

Leverkusen, Germany, March 23, 2020 – On February 26, 2020, the Management Board resolved to issue up to 1,600,000 of the 0.5% qualified subordinated mandatory convertible bonds 2020/2024 (ISIN: DE000A254RS9) (“Bonds 2020/2024”) with a nominal value of EUR 5.00 each and a total nominal value of up to EUR 8,000,000 as well as up to 1,600,000 of the 1.00 % qualified subordinated mandatory convertible bonds 2020/2026 (ISIN: DE000A254RR1) (“Bonds 2020/2026”) with a nominal value of EUR 5.00 each and a total nominal value of up to EUR 8,000,000.

By announcements in the Federal Gazette (Bundesanzeiger) on February 28, 2020, in order to avoid exclusion from subscription rights, the shareholders or holders of subscription rights were requested to exercise their subscription rights for the Bonds 2020/2024 and for the Bonds 2020/2026 during the period from March 02, 2020 to March 17, 2020 during normal business hours.

As capital market conditions had changed as a result of the coronavirus crisis, the Management Board had resolved on March 12, 2020 to extend the subscription period for the Bonds 2020/2024 and for the Bonds 2020/2026 until March 31, 2020.

Due to further substantially changed conditions since March 12, 2020 as a result of the coronavirus crisis, the Management Board today resolved not to offer the Bonds 2020/2024 and the Bonds 2020/2026 based on the previously determined conditions.

The subscription offer for the Bonds 2020/2024 and the subscription offer for the Bonds 2020/2026 are therefore withdrawn and will not be completed. A respective announcement will be published in the Federal Gazette shortly.

Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen

ISIN: DE0006046113

WKN: 604611

Contact: Biofrontera AG

Tel.: +49 (0214) 87 63 2 0, Fax.: +49 (0214) 87 63 290

E-mail: ir@biofrontera.com